MORSE, ZELNICK, ROSE & LANDER
                         A LIMITED LIABILITY PARTNERSHIP

                                 405 PARK AVENUE
                          NEW YORK, NEW YORK 10022-4405
                                  212-838-1177
                               FAX - 212-838-9190

                                                                  April 26, 2007

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549

                    RE: VAUGHAN FOODS, INC.
                          AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM S-1 FILED APRIL 3, 2006
                          FILE NO. 333-137861

Sirs and Mesdames:

         This letter responds to the Staff's comment letter dated April 12, 2007, regarding the above-referenced Amendment to the Registration Statement filed on Form S-1/A by Vaughan Foods (the "Company"). For ease of reference, your inquiries have been incorporated in this letter in boldfaced type followed by our responses.

AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM S-I

DILUTION, PAGE 20

1. WE ARE UNABLE TO UNDERSTAND HOW YOU ARRIVED AT THE TANGIBLE BOOK VALUE BEFORE AND AFTER THE OFFERING, AND IT APPEARS TO US THAT YOUR NARRATIVE IN THE SECOND PARAGRAPH OF THIS SECTION IS INCONSISTENT WITH THE FIGURES PRESENTED IN THE CHART IMMEDIATELY FOLLOWING. PLEASE ARRANGE A TELEPHONE CONFERENCE WITH SANDY EISEN AT 202-551-3864 TO DISCUSS THESE DETAILS.

The derivation of tangible net worth is included in note 5 of the notes to the pro forma financial statements. We have revised the disclosure on page 20 and in the notes to the pro forma financial statements, pages F-33 and F-34 to clarify the derivation. We have also revised the disclosure on page 20 to correct any inconsistency between the numbers in the narrative and in the chart immediately following.

2. WE NOTE THAT THE LAST PARAGRAPH ON PAGE 20 STATES THAT YOUR ESTIMATED NET PROCEEDS COULD BE $17,250,000 BASED ON AN INITIAL OFFERING PRICE OF $7.50 PER UNIT, WHILE THE CHART ON PAGE 18 INDICATES THAT YOUR MAXIMUM PROCEEDS WILL BE $13,400,000 EVEN IF THE PRICE WERE $8.00 PER UNIT. REVISE YOUR FILING FOR CONSISTENCY AND CLARIFICATION.

We have revised the disclosure on page 20 to clarify and make it consistent.

MANAGEMENT'S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES, PAGE 24

3. WE NOTE YOUR DISCLOSURE ON PAGE 25 WHICH INDICATES THAT YOU ANTICIPATE TREATING YOUR BUSINESS (VAUGHAN FOODS AND ALLISON'S) AS A SINGLE BUSINESS SEGMENT INITIALLY UPON ACQUIRING ALLISON'S. TELL US WHY YOU BELIEVE IT IS APPROPRIATE TO DO SO. IN SO DOING, EXPLAIN WHETHER YOU WILL HAVE ONE OR MORE OPERATING SEGMENTS, AS DEFINED IN PARAGRAPH 10 OF SFAS 131. IF YOU BELIEVE YOU WILL HAVE ONLY ONE, EXPLAIN HOW VAUGHAN FOODS AND ALLISON'S TOGETHER WILL MEET THE CRITERIA OF ONE OPERATING SEGMENT IN ACCORDANCE WITH THE SUBPARTS OF THAT PARAGRAPH. PROVIDE US WITH SAMPLE REPORTS THAT WILL BE PROVIDED TO YOUR CHIEF OPERATING DECISION MAKER. IF YOU BELIEVE YOU WILL HAVE MORE THAN ONE OPERATING SEGMENT, EXPLAIN HOW YOU WILL BE ABLE TO AGGREGATE THEM INTO ONE REPORTABLE SEGMENT IN ACCORDANCE WITH PARAGRAPH 17. YOU MAY WISH TO DISCUSS THIS COMMENT IN OUR TELEPHONE CONFERENCE.

     We have revised the disclosure on page 25 to state that upon Vaughan's acquisition of Allison's we will have two operating segments and two reportable segments.

RESULTS OF OPERATIONS OF VAUGHAN FOODS, PAGE 25

COMPARISON OF YEARS ENDED DECEMBER 31, 2006 AND 2005, PAGE 25

4. WE NOTE THAT GROSS PROFIT DECREASED BY $558,932 AND THAT DEPRECIATION AND AMORTIZATION EXPENSE INCREASED BY $721,253. PLEASE EXPLAIN WHY YOU HAVE NOT INCLUDED A DISCUSSION OF INCREASED DEPRECIATION AND AMORTIZATION EXPENSE IN YOUR DISCUSSIONS OF INCREASED COSTS. WE NOTE THAT WE ISSUED A SIMILAR COMMENT IN OUR LETTER DATED JANUARY 18, 2007.

We have revised the disclosure in "Gross profit" and "Selling, General and Administrative Expenses" on page 26 to include an explanation of increased depreciation expenses. We have already disclosed, in "Other income (expenses)" on page 26, an increase of approximately $500,000 of amortization of bridge loan asset, treated as interest expense.

5. YOU STATE AT THE TOP OF PAGE 26 THAT YOUR AVERAGE SELLING PRICE FOR ALL PRODUCTS DECREASED FROM $0.67 PER POUND IN 2005 TO $0.66 PER POUND IN 2006. YET YOUR CHART IMMEDIATELY FOLLOWING THAT PARAGRAPH INDICATES THAT THE AVERAGE SELLING PRICE DECREASED FROM $0.69 PER POUND IN 2005 TO $0.68 PER POUND IN 2006, CALCULATED WITH THE INFORMATION PROVIDED. LIKEWISE, YOUR NARRATIVE ON PAGE 27 INDICATES THAT THE PRICE PER POUND WAS $0.64 IN 2004 AND $0.67 IN 2005, BUT YOUR CHART IMMEDIATELY FOLLOWING INDICATES $0.66 IN 2004 AND $0.69 IN 2005. CORRECT THESE INCONSISTENCIES, IF APPROPRIATE, OR EXPLAIN THE REASON FOR THEM IN YOUR FILING.

In order to correct these inconsistencies, we have revised the disclosure in the charts on pages 26 and 27 to add a line titled "Subtotal Product Revenue", from which the average selling prices can be derived. These subtotals supplement the existing explanations in the paragraphs preceding the two tables, which state that product sales do not include backhaul revenue.

MANAGEMENT, PAGE 44

6. REVISE THE BIOGRAPHICAL SKETCHES AS NECESSARY TO ELIMINATE ANY GAPS OR AMBIGUITIES REGARDING TIME AND ALL OFFICES HELD DURING THE FIVE YEAR PERIODS. FOR EXAMPLE, IT IS UNCLEAR WHEN MR. DILLON BECAME A PARTNER IN THE CERTIFIED PUBLIC ACCOUNTING FIRM OF DILLON & ASSOCIATES.

We have revised the biographical sketches to include complete business experience for each person for the last five years, and selected relevant experience for periods before that.

FINANCIAL STATEMENTS OF VAUGHAN FOODS, INC., PAGE F-1

7. IT APPEARS THAT NOTE 2 SHOULD INCLUDE YOUR POLICY FOR ACCOUNTING FOR THE COSTS OF THE PUBLIC OFFERING.

We have revised Note 2 to the financial statements of Vaughan Foods, Inc. to include our policy for accounting for the costs of the public offering.

FINANCIAL STATEMENTS OF ALLISON'S GOURMET KITCHENS, LIMITED PARTNERSHIP, PAGE
F-17

CONSOLIDATED BALANCE SHEETS, PAGE F-L 8

8. PLEASE REMOVE THE INDICATION OF "UNAUDITED" FROM YOUR HEADING FOR DECEMBER 31, 2006.

We have removed the word "Unaudited" from the heading.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS, PAGE F-30

9. PLEASE CALL SANDY EISEN AT 202-551-3864 TO ARRANGE FOR A TELEPHONE CONFERENCE TO DISCUSS CONTINUED PROBLEMS REGARDING YOUR PRO FORMA FINANCIAL STATEMENTS. WE BELIEVE THAT A NUMBER OF ISSUES REMAIN THAT WOULD BE MOST EASILY EXPLAINED BY TELEPHONE.

     We have revised the pro forma financial statements in accordance with our telephone conference.

                                                  Very truly yours,



                                                  /s/ STEPHEN A. ZELNICK
                                                  ---------------------------
                                                  Stephen A. Zelnick